Exhibit 99.1

Financial Statements

Nova Scotia Power Inc.

Statements of Earnings (Unaudited)

For the millions of dollars	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009
Revenue
Electric	$266.4	$264.0	$870.9	$885.2
Other	3.9	3.5	10.7	10.0

	270.3	267.5	881.6	895.2

Cost of operations
Fuel for generation and purchased power	135.0	112.5	440.5	362.2
Fuel adjustment (note 5)	(23.0)	0.5	(75.0)	19.1
Operating, maintenance and general	61.5	55.3	172.5	156.7
Provincial grants and taxes	10.0	10.2	30.0	30.5
Depreciation and amortization	36.9	36.0	110.9	107.1
Regulatory amortization	4.4	4.1	13.2	12.5

	224.8	218.6	692.1	688.1

Earnings before financing charges and income taxes	45.5	48.9	189.5	207.1
Financing charges (note 6)	29.8	27.1	93.0	81.4

Earnings before income taxes	15.7	21.8	96.5	125.7
Income taxes (note 7)	(6.7)	5.2	(4.1)	33.8

Net earnings applicable to common shares	$22.4	$16.6	$100.6	$91.9

See accompanying notes to the unaudited financial statements.

Balance Sheets (Unaudited)

As at millions of dollars	September 30 2010	December 31 2009
Assets
Current assets
Cash	$0.3	$0.3
Accounts receivable	282.5	271.8
Income tax receivable	21.5	—
Inventory	165.5	165.6
Prepaid expenses	17.9	5.7
Future income tax assets	16.8	34.4
Derivatives in a valid hedging relationship	21.0	19.4
Held-for-trading derivatives	5.7	8.9

	531.2	506.1

Derivatives in a valid hedging relationship	24.5	29.8

Held-for-trading derivatives	9.7	6.2

Other assets	461.8	339.1

Intangibles	72.0	65.7

Property, plant and equipment (note 8)	2,400.2	2,365.6
Construction work in progress (note 12)	370.4	152.8

	2,770.6	2,518.4

	$3,869.8	$3,465.3

Liabilities and Shareholders’ Equity
Current liabilities
Current portion of long-term debt	$0.7	$100.7
Short-term debt	6.7	198.2
Accounts payable and accrued charges	223.8	213.9
Due to associated companies (note 12)	6.1	0.7
Income tax payable	—	1.2
Dividends payable	1.7	1.7
Derivatives in a valid hedging relationship	38.9	53.0
Held-for-trading derivatives	2.0	12.2

	279.9	581.6

Derivatives in a valid hedging relationship	8.8	20.0

Held-for-trading derivatives	—	1.3

Future income tax liabilities	135.2	52.0

Asset retirement obligations	106.2	101.5

Other liabilities	86.0	91.5

Long-term debt (note 9)	1,854.0	1,397.0

Preferred shares	135.0	135.0

Shareholders’ equity
Common shares (note 10)	984.7	934.7
Accumulated other comprehensive loss	(15.3)	(44.0)
Retained earnings	295.3	194.7

	1,264.7	1,085.4

	$3,869.8	$3,465.3

Commitment (note 13), Subsequent event (note 14)

See accompanying notes to the unaudited financial statements.

Approved on behalf of the Board of Directors

“George Caines”	“Robert R. Bennett”

Chairman	President and Chief Executive Officer

Statements of Cash Flow (Unaudited)

For the millions of dollars	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009
Operating activities
Net earnings applicable to common shares	$22.4	$16.6	$100.6	$91.9
Non-cash items:
Depreciation and amortization	36.9	36.0	110.9	107.1
Amortization of other assets	3.4	3.8	11.4	10.9
Regulatory amortization	4.4	4.1	13.2	12.5
Allowance for funds used during construction	(7.1)	(1.6)	(14.6)	(4.3)
Future income taxes	7.8	(0.5)	22.8	(6.9)
Post-retirement benefits	(4.4)	(4.5)	(9.6)	(12.6)
Fuel adjustment	(23.0)	0.5	(75.0)	19.1
Changes in fair value of derivative instruments	1.7	(10.5)	4.1	(9.8)
Other non-cash operating items	2.9	(0.9)	1.4	(0.4)
Other cash operating items	(0.5)	2.8	1.4	(0.8)

	44.5	45.8	166.6	206.7
Change in non-cash operating working capital (note 11)	52.1	41.6	(26.8)	(32.5)

Net cash provided by operating activities	96.6	87.4	139.8	174.2

Investing activities
Property, plant and equipment	(137.4)	(66.9)	(339.2)	(145.6)
Intangibles	(3.3)	(1.3)	(9.3)	(7.4)
Retirement spending net of salvage	(1.5)	(1.5)	(4.3)	(3.3)

Net cash used in investing activities	(142.2)	(69.7)	(352.8)	(156.3)

Financing activities
Increase (decrease) in short-term debt	46.0	(217.6)	(32.7)	20.0
Retirement of long-term debt	—	—	(100.0)	(125.0)
Issuance of long-term debt	—	200.0	300.0	250.0
Issuance of common shares	—	—	50.0	—
Redemption of preferred shares	—	—	—	(125.0)
Dividends on common shares	—	—	—	(35.0)
Other financing activities	(0.4)	(0.1)	(4.3)	(2.6)

Net cash provided by (used in) financing activities	45.6	(17.7)	213.0	(17.6)

Increase in cash	—	—	—	0.3
Cash, beginning of period	0.3	0.3	0.3	—

Cash, end of period	$0.3	$0.3	$0.3	$0.3

Supplemental disclosure of cash paid:
Interest	$29.2	$22.0	$83.1	$69.6

Income and capital taxes	$(4.2)	$8.3	$(3.5)	$31.5

See accompanying notes to the unaudited financial statements.

Statements of Changes in Shareholders’ Equity (Unaudited)

For the nine months ended September 30, 2010 millions of dollars	Common Shares	Accumulated Other Comprehensive (Loss) Income (“AOCI”)	Retained Earnings	Total AOCI and Retained Earnings
Balance, December 31, 2009	$934.7	$(44.0)	$194.7	$150.7

Comprehensive income:
Net earnings applicable to common shares	—	—	100.6	100.6
Net loss on derivatives in a valid hedging relationship	—	(7.8)	—	(7.8)
Reclassification of hedging losses included in income	—	54.6	—	54.6
Reclassification of hedging gains included in inventory	—	(18.1)	—	(18.1)

Total comprehensive income	—	28.7	100.6	129.3

Issuance of common shares (note 10)	50.0	—	—	—

Balance, September 30, 2010	$984.7	$(15.3)	$295.3	$280.0

For the nine months ended September 30, 2009 millions of dollars	Common Shares	AOCI	Retained Earnings	Total AOCI and Retained Earnings
Balance, December 31, 2008	$930.6	$(0.6)	$211.4	$210.8

Comprehensive (loss) income:
Net earnings applicable to common shares	—	—	91.9	91.9
Net loss on derivatives in a valid hedging relationship	—	(94.7)	—	(94.7)
Reclassification of hedging losses included in income	—	19.6	—	19.6
Reclassification of hedging losses included in inventory	—	26.7	—	26.7

Total comprehensive (loss) income	—	(48.4)	91.9	43.5

Dividends declared on common shares	—	—	(35.0)	(35.0)

Balance, September 30, 2009	$930.6	$(49.0)	$268.3	$219.3

See accompanying notes to the unaudited financial statements.

Notes to the Interim Unaudited Financial Statements

September 30, 2010

1. BASIS OF PRESENTATION

The disclosures in these unaudited interim financial statements do not conform in all respects to the requirements of Canadian Generally Accepted Accounting Principles for annual audited financial statements and should be read in conjunction with Nova Scotia Power Inc.’s annual financial statements as at and for the year ended December 31, 2009.

“Company” and “NSPI” refer to Nova Scotia Power Inc.

These financial statements follow the same accounting policies and methods of computation as Nova Scotia Power Inc.’s annual audited financial statements as at and for the year ended December 31, 2009.

2. SEASONAL NATURE OF OPERATIONS

Interim results are not necessarily indicative of results for the full year due primarily to seasonal factors. Sales and related production vary significantly over the year, with Q1 and Q4, typically being the strongest periods, reflecting colder weather and fewer daylight hours in the winter season.

3. CHANGE IN ACCOUNTING ESTIMATE

During 2010, the Company revised its estimate of the expected benefit of tax deductions. The impact in the three months and nine months ended September 30, 2010 was to reduce income tax expense by approximately $6.0 million. In accordance with rate-regulated accounting, the future income tax implications of this change in estimate have been deferred to a regulatory asset in “Other assets”. This change in accounting estimate has been accounted for on a prospective basis.

4. EMPLOYEE FUTURE BENEFITS

NSPI maintains contributory defined-benefit and defined-contribution pension plans, which cover substantially all of its employees, and plans that provide non-pension benefits for its retirees. The Company’s estimated total benefit cost, related to these plans, for the three months ended September 30, 2010 was $6.9 million (2009 – $3.9 million), and for the nine months ended September 30, 2010 was $20.0 million (2009 – $11.5 million).

5. FUEL ADJUSTMENT

The Nova Scotia Utility and Review Board (“UARB”) approved the implementation of a Fuel Adjustment Mechanism (“FAM”) in the 2009 General Rate Decision effective January 1, 2009. The fuel adjustment related to the FAM includes the effect of fuel costs in both the current period and the preceding year. The difference between actual fuel costs and amounts recovered from customers in the current period is included in the fuel adjustment. This amount, less the incentive component, is deferred to a FAM regulatory asset in “Other assets” or a FAM regulatory liability in “Other liabilities”. Also included in the 2010 fuel adjustment is the rebate to customers of over recovered fuel costs from 2009.

Details of the fuel adjustment related to the FAM are summarized in the following table:

For the	Three months ended September 30		Nine months ended September 30
millions of dollars	2010	2009	2010	2009
(Under) over recovery of current period fuel costs	$(17.8)	$0.5	$(58.3)	$19.1
Rebate to customers from prior year	(5.2)	—	(16.7)	—

Fuel adjustment	$(23.0)	$0.5	$(75.0)	$19.1

The Company has recognized a future income tax expense related to the fuel adjustment based on NSPI’s applicable statutory income tax rate. The FAM regulatory asset or liability includes amounts recognized as a fuel adjustment and associated interest included in “Financing charges”. As at September 30, 2010, NSPI’s FAM regulatory asset was $67.4 million (December 31, 2009 – liability of $9.9 million), and future income tax liability was $21.9 million (December 31, 2009 – asset of $3.4 million).

6. FINANCING CHARGES

Financing charges consist of the following:

For the	Three months ended September 30		Nine months ended September 30
millions of dollars	2010	2009	2010	2009
Interest – long-term debt	$28.7	$24.7	$80.2	$72.6
– short-term debt	0.4	0.2	1.0	0.5
Preferred share dividends	2.0	2.0	6.0	7.5
Amortization of defeasance cost	3.1	3.1	9.1	9.1
Amortization of debt financing costs	0.5	0.4	1.3	1.4
Allowance for funds used during construction	(7.1)	(1.6)	(14.6)	(4.3)
Foreign exchange losses (gains) recovered through the FAM	2.2	—	5.9	(5.2)
Banking fees and other	—	(1.7)	4.1	(0.2)

	$29.8	$27.1	$93.0	$81.4

7. INCOME TAXES

Income taxes for the three months ended September 30, 2010 were a recovery of $6.7 million (2009 – $5.2 million expense), and for the nine months ended September 30, 2010 were a recovery of $4.1 million (2009 – $33.8 million expense).

The income taxes are lower in 2010 compared to 2009 primarily due to accelerated capital cost allowance tax deductions associated with investments in renewable projects in 2010 and the change in estimate of the expected benefit of tax deductions discussed in note 3. The future tax liability associated with these taxable temporary differences has been deferred to a regulatory asset in “Other assets”.

8. INTEREST IN JOINTLY CONTROLLED PROJECT

In November 2009, NSPI signed a 20-year operating agreement with Renewable Energy Services Ltd. (“RESL”) for operation of a 23.3 megawatts (“MW”) wind energy project at Point Tupper, Nova Scotia. NSPI will acquire and retain title to specific property, plant and equipment, which is less than 50% of the total project combined assets. Each company is entitled to its proportionate share of the net operating revenues based on the relative value of their assets.

NSPI has provided a limited guarantee for the indebtedness of RESL. The guarantee is up to a maximum of $23.5 million. NSPI holds a first ranking security interest in the assets of RESL and all future assets of the project owned by RESL.

Beginning August 2010, following the commencement of service, NSPI has recorded its share of the net operating revenues of the project. As at September 30, 2010, NSPI’s property, plant and equipment included its $26.1 million portion of the Point Tupper wind energy project. NSPI’s share of the cash flows and the net operating revenues was immaterial for the period.

9. LONG-TERM DEBT

In May 2010, NSPI completed final filing of a $500 million debt shelf prospectus that will provide the Company with access to long-term debt.

In June 2010, NSPI completed a $300 million medium-term note issue, proceeds of which were used to pay down outstanding short-term debt. These notes bear interest at the rate of 5.61% and yield 5.616% per annum until June 15, 2040.

In June 2010, NSPI’s revolving bank line was renewed for a three year-term maturing in June 2013.

10. COMMON SHARES

NSPI issued nil common shares (2009 – nil) during the three months ended September 30, 2010, and 5.0 million (2009 – nil) during the nine months ended September 30, 2010.

As at September 30, 2010, there were 112.2 million (December 31, 2009 – 107.2 million) issued and outstanding common shares, all of which were issued to the Company’s parent, Emera Inc., or an affiliate under common control.

11. CASH FLOW INFORMATION

The change in non-cash operating working capital consists of the following:

For the	Three months ended September 30		Nine months ended September 30
millions of dollars	2010	2009	2010	2009
Decrease in accounts receivable and due from associated companies	$15.5	$18.0	$26.0	$33.7
(Increase) decrease in posted margin included in accounts receivable	(2.8)	26.4	(14.4)	23.1
Increase in contract receivable	(5.8)	(3.7)	(22.3)	(18.3)
(Increase) decrease in inventory	(3.1)	(21.3)	0.1	(41.8)
Decrease (increase) in prepaid expenses	11.1	11.4	(12.2)	(11.3)
Increase (decrease) in accounts payable and accrued charges and due to associated companies	48.3	13.8	15.3	(11.7)
Change in heavy fuel oil hedging balance in AOCI	(1.4)	3.6	3.4	(14.2)
Change in income tax receivable/payable	(9.7)	(6.6)	(22.7)	8.0

	$52.1	$41.6	$(26.8)	$(32.5)

12. RELATED PARTY TRANSACTIONS

The Company enters into various transactions with its affiliates in the normal course of operations. All transactions are recorded, subject to terms in the Code of Conduct, at the exchange value, which is generally based on commercial rates or as agreed to by the parties. The Code of Conduct governs transactions between NSPI and its affiliates and is approved by the UARB.

Due to associated companies represents the total carrying amounts of trade payables, which are owed from NSPI to NSPI’s parent company, Emera Inc. and companies wholly-owned by Emera Inc. The terms of repayment are the same as those for non-affiliate trade payables.

NSPI had sales and purchases from companies under common control of Emera Inc. as follows:

For the millions of dollars		Three months ended September 30		Nine months ended September 30
Affiliate	Purpose of transaction	2010	2009	2010	2009
Sales: Emera Energy Services	Net (purchases) sales of gas, electricity and swaps	$(1.6)	$0.1	$(7.6)	$23.6
Other	Other services provided	1.7	1.6	5.4	4.9
Purchases:	Various services purchased	$19.8	$3.1	$36.6	$11.0

In the ordinary course of business, the Company purchased natural gas transportation capacity totaling $4.8 million (2009 – $4.4 million) during the three months ended September 30, 2010, and $14.0 million (2009 – $13.8 million) during the nine months ended September 30, 2010 from the Maritimes & Northeast Pipeline, an investment under significant influence of Emera Inc. The amount is recognized in “Fuel for generation and purchased power” and is measured at the exchange amount. As at September 30, 2010, the amount payable to the related party was $1.6 million (December 31, 2009 – $1.5 million) and is under normal interest and credit terms.

On May 28, 2010, NSPI purchased $30.1 million in “Construction work in progress” related to the Digby Wind Project from a subsidiary of Emera. This transaction was measured at the carrying amount of the assets transferred.

13. COMMITMENT

Subsequent to December 31, 2009, NSPI has made a commitment to purchase 61.7 gigawatt hours of renewable electricity annually for a contract length of 20 years beginning in 2012.

14. SUBSEQUENT EVENT

NSPI has entered into an agreement for the construction of a biomass co-generating facility. The facility will be constructed by late 2012 at a total project cost of approximately $209 million.

15. COMPARATIVE INFORMATION

Certain of the comparative figures have been reclassified to conform to the financial statement presentation adopted for 2010.